Mail Stop 4561

February 22, 2008

Shawn Kreloff
Chief Executive Officer
Sona Mobile Holding Corp.
245 Park Avenue, 39th Floor
New York, NY 10167

> **Re: Sona Mobile Holdings Corp.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed February 1, 2008**
> **File No. 333-148254**

Dear Mr. Kreloff:

We have reviewed your amended filing and have the following comment.

Form SB-2/A

General

1.   We note that Mitch Levin holds voting or dispositive power over securities held by three of your selling stockholders and is, therefore, the beneficial owner of approximately 19.3% of your outstanding shares. Given that Mr. Levine appears to be an affiliate of your company and he is selling a large block of the shares being registered, please provide your analysis as to why you believe the offering is a secondary offering rather than a primary offering. Please consider the factors referred to in telephone interpretation D.29 in the July 1997 Manual of Publicly Available Telephone Interpretations in preparing your response.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our

Shawn Kreloff
Chief Executive Officer
February 22, 2008
Page 2

comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 460 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Matt Crispino at (202) 551-3456 or Jay Ingram at (202) 551-3397 if you have questions. If you require further assistance, please contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (202) 508-6200
        Heather R. Badami, Esq.
        Bryan Cave LLP
        Telephone: (202) 508-6000